UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

REWARDS NETWORK INC (IRN)
(Name of Issuer)

COM
(Title of Class of Securities)

761557107
(CUSIP Number)

________________________________________________________________________________
1) Names of Reporting Persons, IRS Identification Nos. of Above Persons:
       OTR - Nominee Name for The State Teachers Retirement Board of Ohio, 31-1312155

________________________________________________________________________________
2) Check the appropriate box if a member of a group*  (a) [_]      (b) [_]

________________________________________________________________________________
3) SEC Use Only

________________________________________________________________________________
4) Citizenship or Place of Organization
       Columbus, Ohio

________________________________________________________________________________
Number of Shares Beneficially Owned by Each Reporting Person With
5) Sole Voting Power    2824200
6) Shared Voting Power    0
7) Sole Dispositive Power    2824200
8) Shared Dispositive Power    0

________________________________________________________________________________
9) Aggregate Amount Beneficially Owned by Each Reporting Person       2824200

________________________________________________________________________________
10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares*  [_]

________________________________________________________________________________
11) Percent of Class Represented by Amount in Row (9)       10.66

________________________________________________________________________________
12) Type of Reporting Person*       EP

________________________________________________________________________________
SCHEDULE 13G

________________________________________________________________________________
Item 1
  (a) Name of Issuer
    This Statement on Schedule 13G relates to the shares of Instrument
    REWARDS NETWORK INC
  (b) Address of Issuer's Principal Executive Offices:
    Two North Riversid Plaza
    Suite 950
    Chicago, IL
    60606

________________________________________________________________________________
Item 2
  (a) Name of Person Filing:
    This Statement is filed by
    OTR - Nominee Name for The State Teachers Retirement Board of Ohio
  (b) Address of Principal Business Office:
    The address of OTR - Nominee Name for The State Teachers Retirement
    Board of Ohio is
    275 East Broad Street
    Columbus, Ohio 43215
  (c) Citizenship:     Not Applicable
  (d) Title of Class of Securities:
    The securities are shares of COM .
  (e) CUSIP No.:
    The CUSIP Number for the investment is 761557107 .

________________________________________________________________________________
Item 3        Type of Person Filing:
  STRS is an employee benefit plan established for teachers of the public schools of Ohio to provide retirement allowances and other benefits under the terms of Chapter 3307 of the Ohio Revised Code.

________________________________________________________________________________
Item 4       OWNERSHIP
  (a) Amount Beneficially Owned:
    STRS owns 2824200 shares of REWARDS NETWORK INC
  (b) Percent of Class:
    STRS believes that there are presently 26499000 outstanding shares of REWARDS NETWORK INC ; therefore, STRS' ownership of 2824200 shares of REWARDS NETWORK INC stock is 10.66 percent of this class.
  (c) Number of Shares As To Which Such Person Has Power:
    (i) Sole power to vote or to direct the vote    2824200
    (ii) Shared power to vote or to direct the vote    0
    (iii) Sole power to dispose or to direct the disposition of     2824200
    (iv) Shared power to dispose or to direct the disposition of 0 shares of REWARDS NETWORK INC stock.

________________________________________________________________________________
Item 5        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
  If this statements is being filed to report the fact that as of the date hereof the reporting person has ceased to be the bene. owner of more than five (5) percent of the class of securities, check the following [ ].

________________________________________________________________________________
Item 6 OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON Not Applicable

________________________________________________________________________________
Item 7 IDENTIFICATION AND CLASSIFICATION OF SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
  Not Applicable

________________________________________________________________________________
Item 8        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
  Not Applicable

________________________________________________________________________________
Item 9        NOTICE OF DISSOLUTION OF GROUP
  Not Applicable

________________________________________________________________________________
Item 10        CERTIFICATION
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of, and do not have the effect of, changing or influencing the control of the issuer of such securities, and were not acquired in connection with, or as a participant in, any transaction having such purposes or effect.

________________________________________________________________________________
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify the information set forth in this statement is true, complete and correct.

DATED:     8/1/2006

OTR - Nominee Name for The State Teachers Retirement Board of Ohio 275 East Broad Street
Columbus, Ohio 43215
STEPHEN A. MITCHELL
/s/Stephen A. Mitchell
............................................
Stephen A. Mitchell
Deputy Executive Director, Investments
614-227-4003